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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the period of March 2006

Commission File Number: 0-51212

----------------------------------------------------

(Translation of registrant's name into English)

Suite 1102, 475 Howe Street, Vancouver, B.C. V6C 2B3

-------------------------------------------------------------------------------------------------

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Documents Included as Part of this Report

Exhibit No.	Document
1	News Release dated March 7, 2006
2	Material Change Report dated March 7, 2006
3.	News Release dated March 13, 2006
4.	Material Change Report dated March 13, 2006
5.	News Release dated March 15, 2006
6.	News Release dated March 22, 2006
7.	Material Change report dated March 22, 2006
8.	News Release dated March 28, 2006
9.	News Release dated March 30, 2006

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2006	Jet Gold Corp. Signed: Robert L. Card ----------------------------------- Name: Robert L. Card, Title: President

JET GOLD CORP.

Suite 1102 - 475 Howe Street

Vancouver, BC   V6C 2B3

Telephone (604) 687-7828

Facsimile (604) 687-7848

jetgoldcorp@shaw.ca

www.jetgoldcorp.com

NEWS

FOR IMMEDIATE RELEASE

OPTIONS GRANTED

March 7, 2006 – JET GOLD CORP (TSX.V-JAU) (the “Company”) Robert L. Card, President reports that the Company has granted 100,000 Share Purchase Options at a price of $0.13 per share to a director of the Company pursuant to the Company’s Stock Option Plan.

On Behalf of the Board of Directors

 “Robert L. Card”

Robert L. Card, President

Investor Contact:

A.Salman Jamal, Syndicated Capital Corp

Tel: 604-694-1994

infor@syndicatedcc.com

www.syndicatedcc.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release.

Form 51-102F3

MATERIAL CHANGE REPORT

ITEM 1

NAME AND ADDRESS OF COMPANY

Jet Gold Corp.

(the "Company")

Suite 1102 - 475 Howe Street

Vancouver, BC   V6C 2B3

ITEM 2

DATE OF MATERIAL CHANGE

March 7, 2006

ITEM 3

PRESS RELEASE

Issued March 7, 2006

ITEM 4

SUMMARY OF MATERIAL CHANGE

Jet Gold Corp. has granted 100,000 Share Purchase Options at a price of $0.13 per share to a director of the Company

ITEM 5

FULL DESCRIPTION OF MATERIAL CHANGE

Jet Gold Corp. has granted 100,000 Share Purchase Options at a price of $0.13 per share to a director of the Company pursuant to the Company’s Stock Option Plan.

ITEM 6

RELIANCE ON SUBSECTION 7.1(2) or (3) of NATIONAL INSTRUMENT 51-102

Not applicable

ITEM 7

OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8

EXECUTIVE OFFICER

Contact:

Robert L. Card

Telephone:

(604) 687-7828

ITEM 9

DATE OF REPORT

March 7, 2006

/s/  Robert L. Card

______________________

Robert L. Card

President

JET GOLD CORP.

Suite 1102 - 475 Howe Street

Vancouver, BC   V6C 2B3

Telephone (604) 687-7828

Facsimile (604) 687-7848

jetgoldcorp@shaw.ca

www.jetgoldcorp.com

NEWS

FOR IMMEDIATE RELEASE

JET'S ADVISORY BOARD APPOINTMENT

March 13, 2006 - Mr. Robert Card, President, of Jet Gold Corp. (TSX V.JAU) (the "Company") is pleased to announce the appointment of Wayne Waters, BSc., to the Company's advisory board.

Mr. Waters is a graduate of the University of British Columbia with a BSc. in Geology.

Wayne began his career in the resource sector in 1955 with Century Geophysical, as an assistant operator in the search for oil and gas in Alberta.  Subsequently, he spent four years with Imperial Oil in their Geological Department in Calgary, Alberta.

In 1960, he moved from Calgary to Vancouver and became actively involved in the exploration for mineral deposits with junior mining companies.  Wayne has held various directorships with numerous junior public companies over the last 35 years.

He is presently a director of two successful public companies, namely NEMI Northern Energy and Mining Inc., involved in the mining of coal in NE British Columbia, and Running Fox Resource Corp., presently involved in developing oil and natural gas reserves in Western Canada.

Robert Card, President of the Company, stated, "We are very pleased to have Wayne join our team as an adviser, as the he brings a rounded experience in base and precious metals, as well as, oil, natural gas and coal to our Company."

Mr. Waters has been granted 75,000 incentive stock options of the Company's capital stock.  The options will have a five-year term exercisable up to March 10, 2011, at an exercise price of 13 cents per share.  All stock options and any shares issued on the exercise of stock options will have a four-month hold from date the stock option was granted.

On Behalf of the Board of Directors

 “Robert L. Card”

Robert L. Card, President

Investor Contact:

A.Salman Jamal, Syndicated Capital Corp

Tel: 604-694-1994

infor@syndicatedcc.com

www.syndicatedcc.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release.

Form 51-102F3

MATERIAL CHANGE REPORT

ITEM 1

NAME AND ADDRESS OF COMPANY

Jet Gold Corp.

(the "Company")

Suite 1102 - 475 Howe Street

Vancouver, BC   V6C 2B3

ITEM 2

DATE OF MATERIAL CHANGE

March 10, 2006

ITEM 3

PRESS RELEASE

Issued March 13, 2006

ITEM 4

SUMMARY OF MATERIAL CHANGE

1.

Jet Gold Corp. appoints Wayne Waters, BSc., to the Company's advisory board.

2.

Jet Gold Corp. has granted 75,000 Incentive Stock Options at a price of $0.13 per share.

ITEM 5

FULL DESCRIPTION OF MATERIAL CHANGE

Jet Gold Corp. has appointed Wayne Waters, BSc., to the Company's advisory board.

Mr. Waters is a graduate of the University of British Columbia with a BSc. in Geology. Wayne began his career in the resource sector in 1955 with Century Geophysical, as an assistant operator in the search for oil and gas in Alberta.  Subsequently, he spent four years with Imperial Oil in their Geological Department in Calgary, Alberta.  In 1960, he moved from Calgary to Vancouver and became actively involved in the exploration for mineral deposits with junior mining companies.  Wayne has held various directorships with numerous junior public companies over the last 35 years.

He is presently a director of two successful public companies, namely NEMI Northern Energy and Mining Inc., involved in the mining of coal in NE British Columbia, and Running Fox Resource Corp., presently involved in developing oil and natural gas reserves in Western Canada.

Robert Card, President of the Company, stated, "We are very pleased to have Wayne join our team as an adviser, as the he brings a rounded experience in base and precious metals, as well as, oil, natural gas and coal to our Company."

Mr. Waters has been granted 75,000 incentive stock options of the Company's capital stock.  The options will have a five-year term exercisable up to March 10, 2011, at an exercise price of 13 cents per share.  All stock options and any shares issued on the exercise of stock options will have a four-month hold from date the stock option was granted.

ITEM 6

RELIANCE ON SUBSECTION 7.1(2) or (3) of NATIONAL INSTRUMENT 51-102

Not applicable

ITEM 7

OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8

EXECUTIVE OFFICER

Contact:

Robert L. Card

Telephone:

(604) 687-7828

ITEM 9

DATE OF REPORT

March 13, 2006

/s/  Robert L. Card

________________________

Robert L. Card

President

JET GOLD CORP.

Suite 1102 - 475 Howe Street

Vancouver, BC   V6C 2B3

Telephone (604) 687-7828

Facsimile (604) 687-7848

jetgoldcorp@shaw.ca

www.jetgoldcorp.com

NEWS

FOR IMMEDIATE RELEASE

3D SEISMIC REVEALS HIGH IMPACT WILCOX TARGET ON STEWART EAST PROSPECT – 3D PROGRAM EXPANDED

Vancouver, B.C. – March 15, 2006, Robert L. Card, President, Jet Gold Corp. (TSX V.JAU) has received confirmation from its operator of record, Horizon Industries Ltd., that the initial analysis and interpretation of the 3-D seismic data covering the Wilcox formation on the Stewart East prospect has been completed.

Preliminary interpretation shows a well defined structural target comprising approximately 200 acres in the Wilcox formation and wholly situated within the Stewart East acreage.  The target appears consistent with other successful Wilcox wells in the immediate vicinity.

There are currently several producing Wilcox wells within one-half mile of the Stewart leases.  The Etoco Heard No. 1 well located one-half mile due north came on-line in February of 2005, having an initial production rate of 8.9 million cubic feet per day.  This well produced a cumulative 1.5 billion cubic feet of gas plus 32,000 barrels of condensate during the first nine months of production and currently produces greater than six million cubic feet per day of gas.  The Chesapeake Eichman No. 1 well, situated less than one-half mile northwest of the Stewart leases, came on-line in April, 2005 having an initial production rate of 21 million cubic feet per day.  During the first nine months through December 2005, the well has produced a cumulative 2.7 billion cubic feet of gas, plus 30,000 barrels of condensate.  The Eichman No. 1 well continues to produce over four million cubic feet per day.  The Chesapeake Hawkins Deep well located 3,000 feet due west of the Stewart leases has produced a cumulative 2.8 billion cubic feet after two years in production.

Jet Gold is also currently participating in acquiring 3D coverage over the Stewart West acreage, including coverage over adjacent acreages hosting producing Wilcox wells.  This will allow identification and definition of additional prospective Wilcox anomalies and reduce risk.  Stewart West 3D seismic program will also be analyzed to identify additional prospective targets within the shallower, Middle Yegua formation from which recently completed Stewart #1 Well produces.

The internal analysis and interpretation of the 3-D seismic survey should be completed within the next several weeks.

On Behalf of the Board of Directors

 “Robert L. Card”

Robert L. Card, President

Investor Contact:

A.Salman Jamal, Syndicated Capital Corp

Tel: 604-694-1994

infor@syndicatedcc.com

www.syndicatedcc.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release.

Form 51-102F3

MATERIAL CHANGE REPORT

ITEM 1

NAME AND ADDRESS OF COMPANY

Jet Gold Corp.

(the "Company")

Suite 1102 - 475 Howe Street

Vancouver, BC   V6C 2B3

ITEM 2

DATE OF MATERIAL CHANGE

March 10, 2006

ITEM 3

PRESS RELEASE

Issued March 13, 2006

ITEM 4

SUMMARY OF MATERIAL CHANGE

1.  Jet Gold Corp. appoints Wayne Waters, BSc., to the Company's advisory board.

2.  Jet Gold Corp. has granted 75,000 Incentive Stock Options at a price of $0.13 per share.

ITEM 5

FULL DESCRIPTION OF MATERIAL CHANGE

Jet Gold Corp. has appointed Wayne Waters, BSc., to the Company's advisory board.

Mr. Waters is a graduate of the University of British Columbia with a BSc. in Geology. Wayne began his career in the resource sector in 1955 with Century Geophysical, as an assistant operator in the search for oil and gas in Alberta.  Subsequently, he spent four years with Imperial Oil in their Geological Department in Calgary, Alberta.  In 1960, he moved from Calgary to Vancouver and became actively involved in the exploration for mineral deposits with junior mining companies.  Wayne has held various directorships with numerous junior public companies over the last 35 years.

He is presently a director of two successful public companies, namely NEMI Northern Energy and Mining Inc., involved in the mining of coal in NE British Columbia, and Running Fox Resource Corp., presently involved in developing oil and natural gas reserves in Western Canada.

Robert Card, President of the Company, stated, "We are very pleased to have Wayne join our team as an adviser, as the he brings a rounded experience in base and precious metals, as well as, oil, natural gas and coal to our Company."

Mr. Waters has been granted 75,000 incentive stock options of the Company's capital stock.  The options will have a five-year term exercisable up to March 10, 2011, at an exercise price of 13 cents per share.  All stock options and any shares issued on the exercise of stock options will have a four-month hold from date the stock option was granted..

ITEM 6

RELIANCE ON SUBSECTION 7.1(2) or (3) of NATIONAL INSTRUMENT 51-102

Not applicable

ITEM 7

OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8

EXECUTIVE OFFICER

Contact:

Robert L. Card

Telephone:

(604) 687-7828

ITEM 9

DATE OF REPORT

March 13, 2006

/s/  Robert L. Card

______________________

Robert L. Card

President

JET GOLD CORP.

Suite 1102 - 475 Howe Street

Vancouver, BC   V6C 2B3

Telephone (604) 687-7828

Facsimile (604) 687-7848

jetgoldcorp@shaw.ca

www.jetgoldcorp.com

NEWS

FOR IMMEDIATE RELEASE

JET GOLD CORP. ACQUIRES LOST COAL PROPERTY

March 22, 2006 - Robert L. Card, President, Jet Gold Corp. (TSX V.JAU) is pleased to announce the acquisition of a large-scale coal property in Northern British Columbia.

The 45 square km (17 square mi) parcel of claims, known as the Naskeena Property, has been estimated to hold some 240 million tons of coal.

Despite its highly prospective nature, the property has never been exploited due to a mapping error. After an initial assessment in 1914, subsequent exploration errantly targeted ground to the west of the property resulting in only minor coal findings.

Over the past year, Jet Gold consultants more carefully researched old claims and identified the mapping error. They returned to the property as located on the original 1914 map and have confirmed the large-scale presence of coal.

According to the 1914 report by G.F. Monckton, the coal is high carbon content—an average exceeding 75 per cent, with low ash and low sulfur content. The property stretches for twelve miles and is up to two-and-a-half miles wide. According to the initial report, much of the coal appears to sit close to the surface. The property is bisected by a paved road, is 27 miles from the Terrace BC rail head, and has been surveyed for rail access.   The subject report and the potential reserves are not 43-101 compliant so the Company will be taking steps to produce a qualifying 43-101 report during the summer months.

The Company has acquired the option on three Coal License Applications totaling 4,500 hectares under the following terms and conditions: cash payment of $55,000 on approval of the deal, an exploration and development expenditure of $600,000 over three years, the issuance of up to two million common shares of the company subject to certain conditions the final being the putting of the property into production, a royalty of two percent on sales half of which may be purchased by the Company for $500,000. The agreement and its terms are subject to approval by the TSX Venture Exchange.

Coal markets are widely expected to remain strong, particularly given growing demand from China for both energy and metallurgical grades.

The acquisition complements Jet Gold Corp.’s current energy and precious metals holdings.

Jet Gold Corp. is an exploration and development company focused on growing shareholder value through accretive acquisition and exploitation of resource properties with a focus on internal and joint venture project financing. It is currently growing cash flow through its oil and gas holdings while executing work programs on precious metals and coal prospects.

On Behalf of the Board of Directors

 “Robert L. Card”

Robert L. Card, President

Investor Contact:

A.Salman Jamal, Syndicated Capital Corp

Tel: 604-694-1994

infor@syndicatedcc.com

www.syndicatedcc.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release.

Form 51-102F3

MATERIAL CHANGE REPORT

ITEM 1

NAME AND ADDRESS OF COMPANY

Jet Gold Corp.

(the "Company")

Suite 1102 - 475 Howe Street

Vancouver, BC   V6C 2B3

ITEM 2

DATE OF MATERIAL CHANGE

March 21, 2006

ITEM 3

PRESS RELEASE

Issued March 22, 2006

ITEM 4

SUMMARY OF MATERIAL CHANGE

Jet Gold Corp. acquired a large-scale coal property in Northern British Columbia.

ITEM 5

FULL DESCRIPTION OF MATERIAL CHANGE

Jet Gold Corp. acquired a large-scale coal property in Northern British Columbia.  The 45 square km (17 square mi) parcel of claims, known as the Naskeena Property, has been estimated to hold some 240 million tons of coal.  Despite its highly prospective nature, the property has never been exploited due to a mapping error. After an initial assessment in 1914, subsequent exploration errantly targeted ground to the west of the property resulting in only minor coal findings.  Over the past year, Jet Gold consultants more carefully researched old claims and identified the mapping error. They returned to the property as located on the original 1914 map and have confirmed the large-scale presence of coal.  According to the 1914 report by G.F. Monckton, the coal is high carbon content—an average exceeding 75 per cent, with low ash and low sulfur content. The property stretches for twelve miles and is up to two-and-a-half miles wide. According to the initial report, much of the coal appears to sit close to the surface. The property is bisected by a paved road, is 27 miles from the Terrace BC rail head, and has been surveyed for rail access.   The subject report and the potential reserves are not 43-101 compliant so the Company will be taking steps to produce a qualifying 43-101 report during the summer months.

The Company has acquired the option on three Coal License Applications totaling 4,500 hectares under the following terms and conditions: cash payment of $55,000 on approval of the deal, an exploration and development expenditure of $600,000 over three years, the issuance of up to two million common shares of the company subject to certain conditions the final being the putting of the property into production, a royalty of two percent on sales half of which may be purchased by the Company for $500,000. The agreement and its terms are subject to approval by the TSX Venture Exchange.

Coal markets are widely expected to remain strong, particularly given growing demand from China for both energy and metallurgical grades.  The acquisition complements Jet Gold Corp.’s current energy and precious metals holdings.

ITEM 6

RELIANCE ON SUBSECTION 7.1(2) or (3) of NATIONAL INSTRUMENT 51-102

Not applicable

ITEM 7

OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8

EXECUTIVE OFFICER

Contact:

Robert L. Card

Telephone:

(604) 687-7828

ITEM 9

DATE OF REPORT

March 22, 2006

/s/  Robert L. Card

___________________________

Robert L. Card

President

JET GOLD CORP.

Suite 1102 - 475 Howe Street

Vancouver, BC   V6C 2B3

Telephone (604) 687-7828

Facsimile (604) 687-7848

 jetgoldcorp@shaw.ca

www.jetgoldcorp.com

NEWS

FOR IMMEDIATE RELEASE

NEXT STEWART WELL SET TO DRILL

March 28, 2006 - Robert Card, President, reports that Jet Gold Corp., (TSX-V) has received confirmation from its operator of record, Horizon Industries Ltd. ("Horizon"), and the Authorization for Expenditure (AFE) to drill the Stewart No. 2 Well in Goliad County, Texas.  Horizon has finalized the drilling contract with Arrow Drilling who propose to commence drilling operations within approximately 60 days.

The Stewart No. 1 well, completed earlier this year and tied in to sales on February 8, 2006, tested an amplitude anomaly identified by a 3D seismic program conducted over the Stewart East property.  The Stewart No. 1 Well continues to flow approximately 500MCF of gas per day with no fluids.

The Stewart No. 2 Well will be drilled to a total depth of 5,700’ to test the next in a series of Middle Yegua, 3D seismic anomalies located on the Stewart leases.  The amplitude in the Stewart No. 2 anomaly is stronger than that encountered in the Stewart No. 1 well, indicating higher porosity, inferring a greater resource.  Horizon President, Chris Wensley reports, “Our technical people have done a superb job interpreting and tying in local geology, well data and seismic data.  This has created a better understanding of the resource potential of the property and will serve to facilitate and enhance the success of our ongoing and future exploration activities in the area.  We are both confident and excited about the prospects of adding significantly increased production from the Stewart No.2 Well.”

The 544 acre Stewart Property is located in Goliad County, Texas within the Jobar field.  There are 9 wells in the field which have to date produced  cumulative 5.894 BCF (billion cubic feet) of gas, averaging 1,500MCF gas per day of initial production.  The field appears to be a series of isolated bar deposits trending in a north east /south west direction.  The field was discovered using 2D seismic amplitude analysis.  Jet has a 2.5% Working Interest in the well and acreage.

Recent preliminary interpretation of 3D seismic at the Stewart East shows an additional well-defined structural target comprising approximately 200 acres in the Wilcox formation and wholly situated within the acreage.  The target appears consistent with other successful Wilcox wells in the immediate vicinity.  A decision will be made to drill the Wilcox formation in the near future.

Jet Gold continues to pursue its outstanding precious metals opportunity in Myanmar, where it holds a highly prospective gold property.  The Company will report on developments as information becomes available.

Due to its recent Coal acquisition, management will now focus exploration resources on the high grade Naskeena coal property near Terrace, in British Columbia, Canada.  The 45-square-kilometre (17-square-mile) parcel of claims, has been estimated to hold approximately 240 million tons of coal.

About Jet Gold Corp.:

Jet Gold Corp. is an exploration and development company focused on growing shareholder value through accretive acquisition and exploitation of resource properties with a focus on internal and joint venture project financing. It is currently growing cash flow through its oil and gas holdings while executing work programs on precious metals and coal prospects.

On Behalf of the Board of Directors

 “Robert L. Card”

Robert L. Card, President

Investor Contact:

A.Salman Jamal, Syndicated Capital Corp

Tel: 604-694-1994 Fax: 604-694-1995

infor@syndicatedcc.com

www.syndicatedcc.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release.

JET GOLD CORP.

Suite 1102 - 475 Howe Street

Vancouver, BC   V6C 2B3

Telephone (604) 687-7828

Facsimile (604) 687-7848

jetgoldcorp@shaw.ca

www.jetgoldcorp.com

NEWS

FOR IMMEDIATE RELEASE

JET GOLD TO DEVELOP IN-DEMAND COAL RESOURCE

March 30, 2006 -Mr. Robert Card, President of Jet Gold Corp. (TSX V.JAU), is pleased to explicate the following key points in regard to the Company’s recently announced acquisition of the Naskeena, high grade coal property in Northern British Columbia

The property, subject of a 1914 report, by geologist G.F. Monckton, M.E., described two samples of coal as containing:

moisture volatile combustible matter fixed carbon ash sulphur	Sample #1 - 2.0% - 3.75% - 75.7% - 15.0% - 0.5%	Sample #2 - 4.0% - 4.7% - 78.75% - 15.0% - 0.6%

The property traversed by a paved road, is 27 miles from the Terrace, B.C. railhead and about 100 miles from the Prince Rupert coal terminal.  The Company has a copy of the rail access “Interim Environmental Impact Study CN –Meziadin Project Mile 0-75” dated November 1973.  A high tension power line bisects the property.

Reports from Jet Gold consultants describe the area where coal would be mined as adjacent to, but clear of the Big Cedar River.  A mine would be located to prevent environmental risk to the Big Cedar River, its tributaries and adjacent wetlands.  The Big Cedar River is in its own well defined channel.  There is up to 2 Km of potential mineable ground for over 10 Km of length on essentially flat ground totally clear of the Big Cedar River.  Coals seams are exposed on surface in numerous areas across the claims.

The 45-square-kilometre (17-square-mile) parcel of claims, known as the Naskeena property, has been estimated to hold approximately 240 million tons of coal.  The Company will be producing a new report, with the potential reserves as 43-101 compliant.

Management will be analyzing various uses for the coal reserve from P.C.I. uses as coking coal, thermal generation and electrical utility plants, coal gasification and also the possibility of coal bed methane.  World wide, coal-fired electrical generators produce a substantial portion of all electricity—more than 40 per cent, topping all other sources.  Moreover, new clean-coal technologies are expected to come on stream, a future factor that may lead to higher demand.

About Jet Gold Corp.:

Jet Gold Corp. is an exploration and development company focused on growing shareholder value through accretive acquisition and exploitation of resource properties with a focus on internal and joint venture project financing. It is currently growing cash flow through its oil and gas holdings while executing work programs on precious metals and coal prospects.

About Jet Gold Corp:

Jet Gold Corp. is an exploration and development company focused on growing shareholder value through accretive acquisition and exploitation of resource properties with a focus on internal and joint venture project financing. It is currently growing cash flow through its oil and gas holdings while executing work programs on precious metals and coal prospects.

On Behalf of the Board of Directors

 “Robert L. Card”

Robert L. Card, President

Investor Contact:

A.Salman Jamal, Syndicated Capital Corp

Tel: 604-694-1994

infor@syndicatedcc.com

www.syndicatedcc.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release.

<end>